UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a)and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  2)(1)

Geokinetics Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

372910 20 8

(CUSIP Number)

c/o William R. Ziegler

Satterlee Stephens Burke & Burke  LLP

230 Park Avenue, 11th Floor

New York, New York  10169; (212) 404-8775

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 372910 20 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackhawk Investors II, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None as of the date hereof (See Item 5(b))

	8.	Shared Voting Power None as of the date hereof (See Item 5(b))

	9.	Sole Dispositive Power None as of the date hereof (See Item 5(b))

	10.	Shared Dispositive Power None as of the date hereof (See Item 5(b))

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None as of the date hereof (See Item 5 (a))

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0% as of the date hereof (See Item 5(a))

14.	Type of Reporting Person (See Instructions) OO (Limited liability company)

CUSIP No. 372910 20 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackhawk Capital Partners

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None as of the date hereof (See Item 5(b))

	8.	Shared Voting Power None as of the date hereof (See Item 5(b))

	9.	Sole Dispositive Power None as of the date hereof (See Item 5 (b))

	10.	Shared Dispositive Power None as of the date hereof (See Item 5(b))

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None as of the date hereof (See Item 5 (a))

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0% as of the date hereof (See Item 5(a))

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 372910 20 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Somerset Capital Partners

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None as of the date hereof (See Item 5(b))

	8.	Shared Voting Power None as of the date hereof (See Item 5(b))

	9.	Sole Dispositive Power None as of the date hereof (See Item 5(b))

	10.	Shared Dispositive Power None as of the date hereof (See Item 5(b))

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None as of the date hereof (See Item 5 (a))

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0% as of the date hereof (See Item 5(a))

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 372910 20 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kestrel Capital, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power See Item 5(b)

	8.	Shared Voting Power See Item 5(b)

	9.	Sole Dispositive Power See Item 5(b)

	10.	Shared Dispositive Power See Item 5(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 185,429 shares of Common Stock, inclusive of shares issuable upon exercise of Warrants (See Item 5 (a))

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.8% (See Item 5(a))

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 372910 20 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cerrito Partners

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power See Item 5(b)

	8.	Shared Voting Power See Item 5(b)

	9.	Sole Dispositive Power See Item 5(b)

	10.	Shared Dispositive Power See Item 5(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 88,298 shares of Common Stock, inclusive of shares issuable upon exercise of Warrants (See Item 5 (a))

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.9% (See Item 5(a))

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 372910 20 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas H. O’Neill, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power See Item 5(b)

	8.	Shared Voting Power See Item 5(b)

	9.	Sole Dispositive Power See Item 5(b)

	10.	Shared Dispositive Power See Item 5(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,617 shares of Common Stock (See Item 5 (a))

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.6% (See Item 5(a))

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 372910 20 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven A. Webster

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power See Item 5(b)

	8.	Shared Voting Power See Item 5(b)

	9.	Sole Dispositive Power See Item 5(b)

	10.	Shared Dispositive Power See Item 5(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 890,468 shares of Common Stock, inclusive of shares of Common Stock issuable upon the exercise of Warrants (See Item 5 (a))

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6% (See Item 5(a))

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 372910 20 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William R. Ziegler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power See Item 5(b)

	8.	Shared Voting Power See Item 5(b)

	9.	Sole Dispositive Power See Item 5(b)

	10.	Shared Dispositive Power See Item 5(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 416,400 shares of Common Stock, inclusive of shares of Common Stock issuable upon the exercise of Warrants (See Item 5 (a))

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.0% (See Item 5(a))

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

Introduction.

Blackhawk Investors II, L.L.C., a Delaware limited liability company (“Blackhawk II”), Blackhawk Investors, L.L.C., a dissolved Delaware limited liability company  (“Blackhawk I”), Blackhawk Capital Partners, a Texas general partnership (“BCP”), Somerset Capital Partners, a New York general partnership (“SCP”), Steven A. Webster, a natural person (“Webster”), William R. Ziegler, a natural person (“Ziegler”) and Thomas H. O’Neill, Jr., a natural person (“O’Neill”; O’Neill, Ziegler, Webster, BCP, Blackhawk I and Blackhawk II being sometimes hereinafter collectively referred to as the “Initial Reporting Persons”), are signatories to a certain Schedule 13D which was jointly filed with the Securities and Exchange Commission (the “Commission”) on May 12, 2003 by the Initial Reporting Persons (the “Initial Group Schedule 13D Filing”), because (i) such persons may have been deemed to constitute a “group”  within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by virtue of the fact that they may have acted in concert in connection with their acquisition of certain securities of the Company (as hereinafter defined), pursuant to the terms and conditions of a certain Securities Purchase and Exchange Agreement dated as of May 2, 2003 among the Initial Reporting Persons, the Company and certain other persons signatory thereto (the “2003 Securities Purchase Agreement”), (ii) due to certain affiliations and relationships among the Initial Reporting Persons, some of the Initial Reporting Persons may have been deemed to own beneficially the same securities acquired from the Company by certain other Initial Reporting Persons, and (iii) most of the Initial Reporting Persons were parties to a certain Shareholders Agreement dated as of May 2, 2003 among such Initial Reporting Persons on the one hand, an unaffiliated third party shareholder on the other hand and the Company (the “Shareholders Agreement”).

The Initial Reporting Persons, together with Kestrel Capital, L.P., a Texas limited partnership (“Kestrel”) and Cerrito Partners, a Texas general partnership (“Cerrito”),  filed an Amendment No. 1 to the Initial Group Schedule 13D Filing Schedule (the “Amendment No. 1”; and together with the Initial Group Schedule 13D Filing, the “Amended Group Schedule 13D Filing”) on January 19, 2005 with the Commission to disclose: (i) the acquisition of certain shares of newly authorized Series A Senior Convertible Preferred Stock, par value $10.00 per share, of the Company (the “Series A Preferred Stock”) by certain of the Initial Reporting Persons, Kestrel and Cerrito, pursuant to the terms and conditions of a certain Securities Purchase Agreement dated as of November 30, 2004 among the Company, most of the Reporting Persons, and certain other persons signatory thereto (the “2004 Securities Purchase Agreement”); and (ii) that effective as of December 8, 2003, Blackhawk I ceased to own beneficially any shares of Common Stock of the Company and therefore is no longer a Reporting Person.

The Initial Reporting Persons, other than Blackhawk I, together with Kestrel and Cerrito (hereinafter sometimes individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”), are hereby jointly filing this Amendment No. 2 to the Amended Group Schedule 13D Filing (hereinafter sometimes referred to as this “Second Amended Group Schedule 13D Filing”) to disclose: (i) the December 1, 2005 conversion  of the Series A Preferred Stock into shares of Common Stock by some of the Reporting Persons, (ii) the

December 1, 2005 purchase of units consisting of shares of Common Stock and warrants to purchase shares of Common Stock by some of the Reporting Persons, (iii) the May 11, 2006 acquisition of shares of Common Stock by some of the Reporting Persons on account of a pro rata distribution of shares of common stock made by GeoLease Partners, LP to its partners, (iv) the (A) October 2, 2006 termination of the Shareholders Agreement among certain of the Reporting Persons and an unaffiliated third party and (B) the October 3, 2006 acquisition by certain Reporting Persons of shares of Common Stock from an unaffiliated third party in a private transaction, (v) the November 1, 2006 and May 23, 2007 acquisitions of restricted stock by certain of the Reporting Persons that are directors of the Company, (vi) the pro rata distributions by each of (A) Blackhawk  II of all of the shares of Common Stock owned by it to its members and (B) SCP of all of the shares of Common Stock owned by it to its partners, and (vii) that effective as of December 5, 2007, (A) each of Blackhawk II, BCP and SCP ceased to own beneficially any shares of Common Stock of the Company and therefore each such entity is no longer a Reporting Person and (B) each of the other Reporting Persons other than Webster ceased to own greater than 5% of the outstanding shares of common stock and therefore is no longer a Reporting Person.   According, this Amendment No. 2 constitutes a termination of the Amended Group Schedule 13D filing, and contemporaneously herewith, Webster is filing a new Schedule 13D to continue the disclosures with respect to ownership of more than 5% of the shares of Common Stock.

In accordance with Rule 13d-1(f) promulgated pursuant to the Exchange Act, the Reporting Persons have executed a written agreement relating to the joint filing of this Second Amended Group Schedule 13D Filing (the “Group Filing Agreement”), a copy of which is attached hereto as Exhibit XIII.

Capitalized terms used herein without definition shall have the respective meanings ascribed to them in the Initial Group Schedule 13D Filing and/or the Amendment No. 1, as the case may be.

On November 1, 2006, the shareholders of the Company approved a 1:10 reverse stock split of the Common Stock, with an effective time of the close of business on November 3, 2006.  The descriptions contained in the various Items of this Second Amended Group Schedule 13D of transactions effected in the Common Stock on or prior to November 21, 2006 disclose pre-reverse stock split share numbers; whereas, the descriptions of transactions effected in the Common Stock after November 1, 2006 disclose post-reverse stock split share numbers.   The beneficial ownership numbers disclosed in the cover pages and in Item 5 hereof are on a post-reverse stock split basis.

Item 1.	Security and Issuer.
No change, except that the address of the principal executive offices of the Company is 1500 Citywest Blvd., Suite 800, Houston, TX 77040.

Item 2.	Identity and Background.

There is no change in the information set forth in Item 2 of the Amended Group Schedule 13D Filing, except as follows:

(i) On December 5, 2007, each of Blackhawk II and SCP effected a pro rata distribution of all of the shares of common stock of the Company that it owned to its members and partners, respectively.  Accordingly, each of Blackhawk II, BCP and SCP is no longer a Reporting Person.  See Item 5(e) below.  In addition, each of the other Reporting Persons signatory hereto other than Webster no longer beneficially owns greater than 5% of the common stock and is therefore no longer a Reporting Person.

(ii)  The present principal occupation or employment of Webster is as President and Co-Managing Director of Avista Capital Holdings, L.P., a private company which makes private equity investments in energy, healthcare and media (“Avista”), with its principal place of business located at 65 East 55th Street, 18th Floor, New York, New York  10022.  The principal business and office address of each of Webster, Kestrel, Peregrine and Cerrito is 1000 Louisiana, Suite 1500, Houston, TX  77002.

Item 3.	Source and Amount of Funds or Other Consideration.

The following paragraphs are hereby added at the end of Item 3 of the Amended Group Schedule 13D Filing:

“Pursuant to the terms and conditions of the 2005 Securities Purchase Agreement (as hereinafter defined in Item 4 below), on December 1, 2005, (i) Kestrel purchased 400,000 Units (as hereinafter defined in Item 4 below) of the Company, (ii) Webster purchased 2,800,000 Units of the Company, and (iii) Ziegler purchased 1,200,000 Units of the Company, in each case, at a purchase price of $1.25 per Unit.  The source of funds for the $500,000 aggregate purchase price for the 400,000 Units purchased by Kestrel pursuant to the 2005 Securities Purchase Agreement was working capital of Kestrel; the source of funds for the $3,500,000 aggregate purchase price for the 2,800,000 Units purchased by Webster pursuant to the 2005 Securities Purchase Agreement was personal funds of Webster; and the source of funds for the $1,500,000 aggregate purchase price for the 1,200,000 Units purchased by Ziegler pursuant to the 2005 Securities Purchase Agreement was personal funds of Ziegler.

Also on December 1, 2005: (i) Cerrito converted the 833 shares of Series A Preferred Stock of the Company owned by it, together with all accrued dividends thereon in the aggregate amount of $14,994, into an aggregate of 882,980 shares of Common Stock; (ii) Kestrel converted the 667 shares of Series A Preferred Stock of the Company owned by it, together with all accrued dividends thereon in the aggregate amount of $12,006, into an aggregate of 707,020 shares of Common Stock; (iii) Webster converted the 2,451 shares of Series A Preferred Stock of the Company owned by him, together with all accrued dividends thereon in the aggregate amount of $44,118, into an aggregate of 2,598,060 shares of Common Stock; (iv) Ziegler converted the 1,295 shares of Series A Preferred Stock of the Company owned by him, together with all accrued dividends thereon in the aggregate amount of $23,310, into an aggregate of 1,372,700 shares of Common Stock; and (v) O’Neill converted the 184 shares of Series A Preferred Stock of the Company owned by him, together with all accrued dividends thereon in the aggregate amount of $3,312, into an aggregate of 195,040 shares of Common Stock.  There was no consideration paid by any of the Reporting Persons in connection with the conversion of the Series A Preferred Stock into shares of Common Stock.

On May 11, 2006, SCP acquired an aggregate of 458,399 shares of Common Stock of the Company on account of a pro rata distribution of shares of Common Stock of the Company effected by GeoLease Partners, L.P. (“GeoLease”) to its partners.  SCP was a limited partner of GeoLease.  There was no consideration paid by SCP in connection with this acquisition of shares of Common Stock from GeoLease.

Pursuant to the terms and conditions of the 2006 Stock Purchase Agreement (as hereinafter defined in Item 4 below), Ziegler purchased an aggregate of 274,688 shares of Common Stock from the Sellers  (as hereinafter defined in Item 4 below) at a purchase price of $1.70 per share.  The source of funds for the $466,969.60 aggregate purchase price for the 274,688 shares of Common Stock purchased by Ziegler pursuant to the 2006 Stock Purchase Agreement was personal funds of Ziegler.

On November 1, 2006, each of Webster and Ziegler, in his capacity as a director of the Company, received a restricted stock grant of 30,303 shares of Common Stock pursuant to the terms of the Company’s 2002 Stock Awards Plan and a Director Restricted Stock Agreement was entered into in favor of each of Webster and Ziegler (individually, a “2002 Director Restricted Stock Agreement” and collectively, the “2002 Director Restricted Stock Agreements”; and, together with the 2002 Stock Awards Plan, the “2002 Stock Award Documents”).  There was no consideration paid directly by either Webster or Ziegler at the time of this restricted stock grant; however, in accordance with the terms of the 2002 Director Restricted Stock Agreements, each director is required to pay a purchase price per share equal to the par value for such restricted shares, by means of an offset against the director fees owed by the Company to such director.  Accordingly, on or about March 6, 2007, the Company withheld an aggregate of $30.30 from the board of director fees otherwise payable to each of Webster and Ziegler in satisfaction of the purchase price for such restricted shares.

Also on November 1, 2006, the shareholders of the Company approved a 1:10 reverse stock split of the Common Stock, with an effective time of the close of business on November 3, 2006.

On May 23, 2007, each of Webster and Ziegler, in his capacity as a director of the Company, received a restricted stock grant of 1,785 shares of Common Stock pursuant to the terms of the Company’s 2007 Stock Awards Plan and a Director Restricted Stock Agreement was entered into in favor of each of Webster and Ziegler (individually, a “2007 Director Restricted Stock Agreement” and collectively, the “2007 Director Restricted Stock Agreements”; and, together with the 2007 Stock Awards Plan, the “2007 Stock Award Documents”).  There was no consideration paid directly by either Webster or Ziegler at the time of this restricted stock grant; however, in accordance with the terms of the 2007 Director Restricted Stock Agreements, each director is required to pay a purchase price per share equal to the par value for such restricted shares, by means of an offset against the director fees owed by the Company to such director.  Accordingly, on September 10, 2007, the Company withheld an aggregate of $17.85 from second quarter board of director fees otherwise payable to each of Webster and Ziegler in satisfaction of the purchase price for such restricted shares.

On December 5, 2007, (i) Blackhawk II effected a liquidating distribution of all 531,780 shares of Common Stock owned by it to its members, pro rata in accordance with their membership interests and (ii) SCP effected a liquidating distribution of all 79,776 shares of Common Stock owned by it to its partners, pro rata in accordance with their partnership interests. As part of the distribution effected by Blackhawk II, (i) Kestrel acquired 70,727 shares of Common Stock, (ii) O’Neill acquired 11,521 shares of Common Stock; (iii) Ziegler acquired 80,649 shares of Common Stock; and (iv) Webster acquired 9,923 shares of Common Stock.   As part of the distribution effected by SCP, each of O’Neill, Webster and Ziegler acquired 26,592 shares of Common Stock.  There was no consideration paid by any of O’Neill, Webster or Ziegler in connection with this acquisition of shares of Common Stock from Blackhawk II and SCP.”

Item 4.	Purpose of Transaction.

The following paragraphs are hereby added at the end of Item 4 of the Amended Group Schedule 13D Filing:

“Pursuant to the terms and conditions of a Securities Purchase Agreement dated November 30, 2005 among the Company and certain purchasers signatory thereto, including Kestrel, Webster and Ziegler (the “2005 Securities Purchase Agreement”), on December 1, 2005, (i) Kestrel purchased 400,000 Units of the Company, at a purchase price of $1.25 per Unit, (ii) Webster purchased 2,800,000 Units of the Company, at a purchase price of $1.25 per Unit, and (iii) Ziegler purchased 1,200,000 Units of the Company, at a purchase price of $1.25 per Unit.  Each Unit (a “Unit”) consisted of one share of Common Stock and a warrant to purchase one-tenth (1/10th) of a share of Common Stock.

Pursuant to the terms of the 2005 Securities Purchase Agreement, the Company issued Common Stock Purchase Warrants in favor of the purchasers of Units (collectively, the “Warrants”).  The Warrants provided that the initial exercise price for the Common Stock underlying the Warrants is $2.00 per share of Common Stock, subject to adjustment.  The current exercise price per share, after giving effect to the Reverse-Split (as hereinafter defined), is $20.00.  The exercise period of the Warrants is five-years with a termination date of November 30, 2010.

Pursuant to the terms of the 2005 Securities Purchase Agreement, the Company entered into a registration rights agreement in favor of the purchasers providing for certain shelf registration rights for the securities purchased pursuant to the 2005 Securities Purchase Agreement.

As part of the transactions contemplated by the 2005 Securities Purchase Agreement, also on December 1, 2005, all of the holders of the Series A Preferred Stock of the Company converted their shares of Series A Preferred Stock (inclusive of the dividends payable thereon) into shares of Common Stock of the Company, at the initial conversion ratio of 1,000 shares of Common Stock for each share of Series A Preferred Stock, based upon an initial conversion price of $0.30, inclusive of the conversions by: (i) Cerrito of the 833 shares of Series A Preferred Stock of the Company owned by it (together with all accrued dividends thereon in the aggregate amount of $14,994), into an aggregate of 882,980 shares of Common Stock; (ii) Kestrel of the 667 shares of Series A Preferred Stock of the Company owned by it (together with all accrued dividends thereon in the aggregate amount of $12,006), into an aggregate of 707,020 shares of Common Stock; (iii) Webster of the 2,451 shares of Series A Preferred Stock of the Company owned by him (together with all accrued dividends thereon in the aggregate amount of $44,118), into an aggregate of 2,598,060 shares of Common Stock; (iv) Ziegler of the 1,295 shares of Series A Preferred Stock of the Company owned by him (together with all accrued dividends thereon in the aggregate amount of $23,310), into an aggregate of 1,372,700 shares of Common Stock; and (v) O’Neill of the 184 shares of Series A Preferred Stock of the Company owned by him (together with all accrued dividends thereon in the aggregate amount of $3,312), into an aggregate of 195,040 shares of Common Stock.

On May 11, 2006, SCP acquired an aggregate of 458,399 shares of Common Stock of the Company on account of a pro rata distribution of shares of Common Stock of the Company effected by GeoLease Partners, L.P. (“GeoLease”) to its partners, including SCP.

Pursuant to the terms and conditions of a Stock Purchase Agreement dated October 3, 2006 among Valentis SB, LP (“Valentis”) and Antony Lundy (“Lundy”; and together with Valentis, the “Sellers”) as sellers and Ziegler as purchaser (the “2006 Stock Purchase Agreement”), on October 3, 2006, Ziegler purchased an aggregate of 274,688 shares of Common Stock from the Sellers at a purchase price of $1.70 per share.  As part of the transactions contemplated by the 2006 Stock Purchase Agreement, effective October 2, 2006, the existing Shareholders Agreement was terminated pursuant to the terms of a Termination of Shareholders Agreement (the “Termination of Shareholders Agreement”).

On November 1, 2006, each of Webster and Ziegler, in his capacity as a director of the Company, received a restricted stock grant of 30,303 shares of Common Stock pursuant to the terms of the Company’s 2002 Stock Awards Plan and a 2002 Director Restricted Stock Agreement.  See Item 6 below for a description of the terms and conditions of the 2002 Director Restricted Stock Agreement.

Also on November 1, 2006, the shareholders of the Company approved a 1:10 reverse stock split of the Common Stock, with an effective time of the close of business on November 3, 2006 (hereinafter, the “Reverse-Split”).

On May 23, 2007, each of Webster and Ziegler, in his capacity as a director of the Company, received a restricted stock grant of 1,785 shares of Common Stock pursuant to the Company’s 2007 Stock Awards Plan and a 2007 Director Restricted Stock Agreement. See Item

6 below for a description of the terms and conditions of the 2007 Director Restricted Stock Agreement.”

On December 5, 2007, (i) Blackhawk II effected a liquidating distribution of all 531,780 shares of Common Stock owned by it to its members, pro rata in accordance with their membership interests (the “Blackhawk II Distribution”) and (ii) SCP effected a liquidating distribution of all 79,776 shares of Common Stock owned by it to its partners, pro rata in accordance with their partnership interests (the “SCP Distribution”).  As part of the Blackhawk II Distribution, (i) Kestrel acquired 70,727 shares of Common Stock, (ii) O’Neill acquired 11,521 shares of Common Stock; (iii) Ziegler acquired 80,649 shares of Common Stock; and (iv) Webster acquired 9,923 shares of Common Stock.   As part of the SCP Distribution, each of O’Neill, Webster and Ziegler acquired 26,592 shares of Common Stock.

The Units purchased by some of the Reporting Persons pursuant to the terms and conditions of the 2005 Securities Purchase Agreement and the Common Stock acquired upon conversion of the Series A Preferred Stock, and the Common Stock purchased by Ziegler pursuant to the 2006 Stock Purchase Agreement, were acquired by such Reporting Persons not only for investment purposes, but also for the purpose of acquiring or maintaining, as the case may be, control of the Company and influencing management.

Although there is no present intention to do so, any of the Reporting Persons may decide to make additional purchases of securities of the Company, including Common Stock, in the future either in the open market or in private transactions, subject to their evaluation of the Company’s business, prospects and financial condition, the market for the securities of the Company, including Common Stock, other opportunities available to the Reporting Persons, prospects for the respective business’ of the Reporting Persons, general economic conditions, money and stock market conditions and other future developments.

Depending upon the results of the reviews and the other factors mentioned above, any of the Reporting Persons, at any time, may decide to change his or its intention with respect to the acquisition and/or retention of securities of the Company (including, without limitation, shares of Common Stock), including, without limitation, a determination to increase, decrease or entirely dispose of his or its holdings of Common Stock or other securities of the Company, although none of the Reporting Persons has any current intention to do so.

Any of the Reporting Persons may also approach members of the Company’s management in connection with the foregoing and/or any other matter enumerated in clauses (a) through (j) of Item 4 of Schedule 13D and/or Webster or Ziegler may seek to influence the management of the Company in his capacity as a director of the Company.

The descriptions of the 2005 Securities Purchase Agreement, the Warrants, the Registration Rights Agreement, the 2006 Stock Purchase Agreement, the 2002 Stock Award Plan Documents, the 2007 Stock Award Plan Documents and the Termination of Shareholders Agreement (in each case, inclusive of the other agreements which are exhibits thereto), contained in this Item 4 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the 2005 Securities Purchase Agreement, the Form of Warrant, the

Registration Rights Agreement, the 2006 Stock Purchase Agreement, the 2002 Stock Award Plan Documents, the 2007 Stock Award Plan Documents and the Termination of Shareholders Agreement, copies of which are attached hereto as Exhibits XIV, XV, XVI, XVII, XVIII, XIX and XX, respectively, and incorporated herein by reference.”

Item 5.	Interest in Securities of the Issuer.

The following paragraphs are hereby inserted in lieu of and replace in their entirety as of the date hereof the existing paragraphs set forth in Item 5 of the Amended Group Schedule 13D Filing:

“(a)  The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons named in Item 2 above are as follows:

The aggregate number and percentage of the Common Stock which are owned beneficially and of record by Kestrel on the date hereof are 185,429 shares of Common Stock, or approximately 1.8% of the estimated 10,306,649 shares of Common Stock that would be issued and outstanding assuming the exercise of the  Warrants owned by Kestrel into shares of Common Stock (10,302,649 shares actually outstanding as of November 13, 2007 as set forth in the Form 10-Q of the Company for the quarter ended September 30, 2007 that was filed with the Commission on November 14, 2007 (the “September Form 10-Q”), plus 4,000 shares of Common Stock issuable upon the exercise of the Warrants owned by Kestrel).

The aggregate number and percentage of the Common Stock which are owned beneficially and of record by Cerrito on the date hereof are 88,298 shares of Common Stock owned of record by Cerrito, or approximately 0.9% of the 10,302,649 shares of Common Stock issued and outstanding as of November 13, 2007 as set forth in the September Form 10-Q.

The aggregate number and percentage of the Common Stock which are owned beneficially by O’Neill on the date hereof are 57,617 shares of Common Stock, or approximately 0.6% of the 10,302,649 shares of Common Stock issued and outstanding as of November 13, 2007 as set forth in the September Form 10-Q.

The aggregate number and percentage of the Common Stock which are owned beneficially by Webster on the date hereof are 890,468 shares of Common Stock, or approximately 8.6% of the estimated 10,334,649 shares of Common Stock that would be issued and outstanding assuming the exercise of Warrants owned by Webster and Kestrel into shares of Common Stock (10,302,649 shares actually outstanding as of November 13, 2007 as set forth in the September Form 10-Q, plus 32,000 shares of Common Stock issuable upon the exercise of all of the Warrants collectively owned by Webster and Kestrel), which number and percentage consist of (i) the 588,741 shares of Common Stock owned of record by Webster, (ii) the 185,429 shares of Common Stock owned beneficially by Kestrel (inclusive of the 4,000 shares issuable upon exercise of the Warrants owned by Kestrel), as Webster is the President of Peregrine Management, LLC, the sole general partner of Kestrel, (v) the 88,298 shares of Common Stock owned of record  by Cerrito, as Webster is the managing general partner of Cerrito, and (vi) the 28,000 shares of Common Stock issuable upon the exercise of Warrants owned by Webster.

The aggregate number and percentage of the Common Stock which are owned beneficially by Ziegler on the date hereof are 416,400 shares of Common Stock, or approximately 4.0% of the estimated 10,314,649 shares of Common Stock that would be issued and outstanding assuming the exercise of Warrants owned by Ziegler into shares of Common Stock (10,302,649 shares actually outstanding as of November 13, 2007 as set forth in the September Form 10-Q, plus 12,000 shares of Common Stock issuable upon the conversion of the Warrants owned by Ziegler), which number and percentage consist of (i) the 404,400 shares of Common Stock owned of record by Ziegler, and (ii) the 12,000 shares of Common Stock issuable upon the exercise of the Warrants owned of record by Ziegler.

After giving effect to the Blackhawk Distribution and the SCP Distribution more fully described in Items 3 and 4 above, each of Blackhawk II, BCP and SCP no longer owns any shares of Common Stock.  See subsection (e) of this Item 5 below.

(b)  With respect to each person named in response to paragraph (a) of this Item 5 of Schedule 13D, set forth below are the number of shares of Common Stock, as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition:

Kestrel may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 185,429 shares of Common Stock beneficially owned by it, inclusive of the 4,000 shares issuable upon the exercise of the Warrants owned of record by it.   Notwithstanding the foregoing, Webster, as the President of Peregrine Management, LLC, the sole general partner of Kestrel, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 185,429 shares of Common Stock beneficially owned by Kestrel, inclusive of the 4,000 shares issuable upon the exercise of the Warrants owned of record by Kestrel.

Cerrito may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 88,298 shares of Common Stock owned of record by it.   Notwithstanding the foregoing, Webster, as the managing general partner of Cerrito, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 88,298 shares of Common Stock owned of record by Cerrito.

O’Neill has the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 57,617 shares of Common Stock owned of record by him.

Webster has the sole power to vote (and direct the vote of) all 616,741 shares of Common Stock beneficially owned by him, inclusive of the 28,000 shares of Common Stock issuable upon the exercise of Warrants owned of record by him.  Webster has the sole power to dispose (and direct the disposition of) 612,936 of the 616,741 shares of Common Stock beneficially owned by him, inclusive of the 28,000 shares of Common Stock issuable upon the exercise of Warrants owned of record by him; Webster presently has no power to dispose of (or direct the disposition of) the other 3,805 shares of Common Stock beneficially owned by Webster, as these restricted shares are held subject to the terms and conditions of the Director

Stock Grants Agreements, which provide that the director does not acquire dispositive power over the restricted shares until such shares have vested and are no longer subject to forfeiture.  In addition, Webster, (i) as the President of Peregrine Management, LLC, the sole general partner of Kestrel, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 185,429 shares of Common Stock beneficially owned by Kestrel, inclusive of the 4,000 shares of Common Stock issuable upon the exercise of the Warrants owned beneficially and of record by Kestrel, and (ii) as the managing general partner of Cerrito, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 88,298 shares of Common Stock owned beneficially and of record by Cerrito.

Ziegler has the sole power to vote (and direct the vote of) 416,400 shares of Common Stock beneficially owned by him, inclusive of the 12,000 shares of Common Stock issuable upon exercise of the Warrants owned of record by him.  Ziegler has the sole power to dispose of (and direct the disposition of) 412,595 of the 416,400 shares of Common Stock beneficially owned by him, inclusive of the 12,000 shares of Common Stock issuable upon exercise of the Warrants owned of record by him; Ziegler presently has no power to dispose of (or direct the disposition of) the other 3,805 shares of Common Stock beneficially owned by Ziegler, as these restricted shares are held subject to the terms and conditions of the Director Stock Grants Agreements, which provide that the director does not acquire dispositive power over the restricted shares until such shares have vested and are no longer subject to forfeiture.

Each of Blackhawk II, BCP and SCP no longer owns any shares of Common Stock.  See subsection (e) of this Item 5 below.

 (c)  Except for the acquisitions and/or dispositions (as the case may be) of the securities pursuant to the terms of the 2005 Securities Purchase Agreement, the 2006 Stock Purchase Agreement, the conversions of the Series A Preferred Stock, the restricted stock grants and the Blackhawk and SCP Distributions, in each case, all as more fully disclosed in response to Items 3 and 4 above, during the past 60 days, none of the Reporting Persons (nor any person named in Schedule A or Schedule B hereto) has effected any transaction in the Common Stock.   See Items 3 and 4 above for further details in connection with these transactions.

(d) Not applicable.

(e)  Effective as of December 5, 2007, each of Blackhawk II, BCP and SCP ceased to own any shares of Common Stock, as Blackhawk II distributed all 531,780  shares of Common Stock previously owned by it to its members and SCP distributed all 79,776 shares of Common Stock previously owned by it to its partners.  Effective as of December 5, 2007, Ziegler ceased to be a beneficial owner of more than five percent of the Common Stock.  Effective as of October 2, 2006, the date of the termination of the Shareholders Agreement, each of Somerset, O’Neill, Kestrel and Cerrito ceased to be a beneficial owner of more than five percent of the Common Stock.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following paragraphs are hereby added immediately prior to the last paragraph contained in Item 6 of the Amended Group Schedule 13D Filing:

“As previously disclosed in Item 4 above, some of the Reporting Persons are parties to the 2005 Securities Purchase Agreement, which provided for the sale and issuance of Units to such Reporting Persons, which Units consisted of shares of Common Stock and Warrants to purchase shares of Common Stock.  See Item 4 above for further details with respect to the provisions of the 2005 Securities Purchase Agreement and the Warrants.

In addition, contemporaneously with the execution and delivery of the 2005 Securities Purchase Agreement, each of the Reporting Persons who purchased Units entered into the Registration Rights Agreement with the Company and the other purchasers of Units.  The Registration Rights Agreement provided for certain shelf registration rights in favor of the purchasers of the Units.  See Item 4 above for further details with respect to the provisions of the Registration Rights Agreement.

As previously disclosed in Item 4 above, Ziegler was a party to the 2006 Stock Purchase Agreement, providing for the purchase of shares of Common Stock from Valentis and Lundy.  See Item 4 above for further details with respect to the provisions of the 2006 Stock Purchase Agreement.

Each of Webster and Ziegler is a party to a 2002 Director Restricted Stock Agreement and a 2007 Director Restricted Stock Agreement.  Pursuant to the terms and conditions of these Director Restricted Stock Agreements, the shares of Common Stock subject to the restricted stock grants vest over three years in three equal increments, as follows: one-third on the first anniversary of the date of grant, one-third on the second anniversary of the date of grant, and the last third on the third anniversary of the date of grant.  Notwithstanding the foregoing, upon the occurrence of any of the following events, any remaining unvested shares shall automatically vest: (i)  change in control (as defined in the Plan); (ii) death of the director; (iii) disability (as defined) of the director; or (iv) the director failing to be renominated for election as a member of the Board at an annual meeting of the stockholders of the Company held after the director has attained the age of sixty-five (65).  In addition, until such shares have vested, such shares are subject to restrictions on disposition by the holder and an obligation of the holder to forfeit and surrender the shares to the Company under certain circumstances, such as if the holder ceases to serve as a director of the Company prior to the vesting date of such shares.  The holder of the restricted stock award has the right to receive dividends with respect to the stock, to vote the stock, and to enjoy all other stockholder rights, except that (i) the holder shall not receive the stock certificate representing the shares of restricted stock, and the Company shall retain custody of the stock, until the forfeiture restrictions shall have expired, (ii) the holder may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of the stock until the forfeiture restrictions shall have expired.

On October 2, 2006, the Reporting Persons entered into a termination of shareholders agreement with Valentis and the Company, providing for an immediate termination of the Shareholders Agreement (the “Termination of Shareholders Agreement”).

The descriptions of the 2005 Securities Purchase Agreement, the Warrants, the Registration Rights Agreement, the 2006 Stock Purchase Agreement, the 2002 Stock Award Plan Documents, the 2007 Stock Award Plan Documents and the Termination of Shareholders Agreement contained in this Item 6 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the 2005 Securities Purchase Agreement, the Form of Warrants, the Registration Rights Agreement, the 2006 Stock Purchase Agreement, the 2002 Stock Award Plan Documents, the 2007 Stock Award Plan Documents, and the Termination of Shareholders Agreement, copies of which are attached hereto as Exhibits XIV, XV, XVI, XVII, XVIII,XIX and XX, respectively, and incorporated herein by reference.”

The following paragraph replaces the last paragraph contained in Item 6 of the Amended Group Schedule 13D Filing:

“Except as described above, none of the Reporting Persons (or any of the persons named in Schedule A or Schedule B attached hereto) is a party to any contracts, arrangements, understandings or relationships with respect to the securities of the issuer that are required to be disclosed under Item 6 of Schedule 13D.”

Item 7.	Material to Be Filed as Exhibits
XIII.	Amended Group Filing Agreement referred to in the Introduction.
XIV.	2005 Securities Purchase Agreement referred to in the Introduction and in Items 2, 3, 4, 5 and 6.
XV.	Form of Warrants referred to in Items 3, 4, 5 and 6.
XVI.	Registration Rights Agreement referred to in Items 4 and 6.
XVII.	2006 Stock Purchase Agreement referred to in Items 3, 4 and 6.
XVIII.	2002 Stock Awards Plan, together with a Form of the 2002 Director Restricted Stock Agreement entered into between the Company and each of Steven A. Webster and the William R. Ziegler.
XIX.	2007 Stock Awards Plan, together with a Form of the 2007 Director Restricted Stock Agreement entered into between the Company and each of Steven A. Webster and William R. Ziegler.
XX.	Termination of Shareholders Agreement.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2007	BLACKHAWK INVESTORS II, L.L.C.
By: Blackhawk Capital Partners, its Managing
Member

	By:	/s/ WILLIAM R.ZIEGLER
William R. Ziegler, Partner

Dated: December 21, 2007	BLACKHAWK CAPITAL PARTNERS

	By:	/s/ WILLIAM R. ZIEGLER
William R. Ziegler, Partner

Dated: December 21, 2007	SOMERSET CAPITAL PARTNERS

	By:	/s/ WILLIAM R. ZIEGLER
William R. Ziegler, Partner

Dated: December 21, 2007	KESTREL CAPITAL, LP
	By:	Peregrine Management, LLC

	By:	/s/ STEVEN A. WEBSTER
Steven A. Webster, President

Dated: December 21, 2007		CERRITO PARTNERS

	By:	/s/ STEVEN A. WEBSTER
Steven A. Webster, Partner

Dated: December 21, 2007		/s/ THOMAS H. O’NEILL, JR.
Thomas H. O’Neill, Jr., Individually

Dated: December 21, 2007		/s/ STEVEN A. WEBSTER
Steven A. Webster, Individually

Dated: December 21, 2007		/s/ WILLIAM R. ZIEGLER
William R. Ziegler, Individually

SCHEDULE A

EXECUTIVE OFFICERS AND MANAGERS OF PEREGRINE MANAGEMENT, LLC

Name and Title	Present Principal Occupation or Employment (inclusive of name, principal business and address of organization in which employment is conducted)	Citizenship

Steven A. Webster, President

President and Co-Manager of Avista Capital Holdings, LP, a private company which makes private equity investments in energy, healthcare and media (“Avista”), with its principal place of business located at 65 East 55th Street, 18th Floor, New York, New York 10022

United States

Barrett L. Webster, Manager

Vice President of Peregrine Management, LLC, whose principal business is to serve as the sole general partner of Kestrel Capital, LP, whose principal business is private equity investments. The business address of each of Barrett Webster, Peregrine, Kestrel and Cerrito is 1000 Louisiana, Suite 1500, Houston, TX 77002

United States

SCHEDULE B

GENERAL PARTNERS OF CERRITO PARTNERS

Name and Title	Present Principal Occupation or Employment (inclusive of name, principal business and address of organization in which employment is conducted)	Citizenship

Steven A. Webster, Managing General Partner

President and Co-Managing Partner of Avista Capital Holdings, LP, a private company which makes private equity investments in energy, healthcare and media (“Avista”), with its principal place of business located at 65 East 55th Street, 18th Floor, New York, New York 10022.

United States

Christopher Harte	Private investor whose principal business address is 10100 Reunion Place, Suite 750 San Antonio, TX 78216-41712	United States

Elizabeth Owens	Private investor whose principal business address is 10 Derne Street, Boston, MA 02114	United States

EXHIBIT INDEX

Exhibit Number	Description	Page No.

XIII	Amended Group Schedule 13D Joint Filing Agreement dated December 19, 2007 among the Reporting Persons (attached)	27
XIV	Securities Purchase Agreement dated as of November 30, 2005 among the Company and the purchasers signatory thereto (including some of the Reporting Persons) (Incorporated by reference to Form of Securities Purchase Agreement attached as Exhibit 10.1 to the Form 8-K filed by the Company with the Commission on December 2, 2005 (File No. 000-09268))	—
XV	Form of Common Stock Purchase Warrant (attached)	29
XVI	Registration Rights Agreement dated as of November 30, 2005 among the Company and the holders signatory thereto (including some of the Reporting Persons) (Incorporated by reference to Form of Registration Rights Agreement attached as Exhibit 10.2 to the Form 8-K filed by the Company with the Commission on December 2, 2005 (File No. 000-09268))	—
XVII	Stock Purchase Agreement dated as of October 3, 2006 among Valentis and Lundy as sellers and Ziegler as purchaser (attached)	43
XVIII (a)	2002 Stock Awards Plan (Incorporated by reference to Geokinetics Inc. 2002 Stock Awards Plan attached as Exhibit 4.1 to Form S-8 filed on November 23, 2004 (file no. 333-120694))
XVIII (b)	Form of Director Restricted Stock Agreement under 2002 Stock Awards Plan (attached)	50
XIX (a)	2007 Stock Awards Plan (Incorporated by reference to Exhibit 4.1 to Form S-8 filed on July 20, 2007)
XIX (b)	Form of Director Restricted Stock Agreement under the 2007 Stock Awards Plan (attached)	58
XX	Termination of Shareholders Agreement (attached)	66